Legacy Reserves Inc.
303 W. Wall Street, Suite 1800
Midland, Texas 79701

December 10, 2019

Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

Re:	Legacy Reserves Inc.
Registration Statement on Form S-3 (File No. 333-227700)

Ladies and Gentlemen:

Legacy Reserves Inc., a Delaware corporation (the “Company”), hereby requests that its Registration Statement on Form S-3 (Registration No. 333-227700), originally filed with the Securities and Exchange Commission (the “Commission”) on October 4, 2018 and amended on October 11, 2018, and declared effective on October 17, 2018 (the “Registration Statement”), together with all exhibits thereto, be withdrawn, with such withdrawal to be effective as of the date hereof pursuant to Rule 477 under the Securities Act of 1933, as amended (the “Securities Act”).

The Company is requesting withdrawal of the Registration Statement because it no longer meets the requirements for use of Form S-3, as a result of its previously disclosed bankruptcy proceedings. The Company requests that the Commission consent to this application on the grounds that the withdrawal of the Registration Statement is consistent with the public interest and the protection of investors, as contemplated by Rule 477(a) under the Securities Act. No securities were sold pursuant to the Registration Statement.

If you have any questions or require further information regarding the foregoing, please do not hesitate to contact George J. Vlahakos of Sidley Austin LLP at (713) 495-4522.

(Signature page follows)

Very truly yours,

Legacy Reserves Inc.

By:	/s/ James Daniel Westcott
James Daniel Westcott
Chief Executive Officer

Signature Page to Withdrawal Request